SYNOVUS ANNUAL REPORT 2003

A THIN LINE SEPARATES FINE FROM FINEST

Finest

SYNOVUS®

Where is that line between

fine



Total Assets(1) in billions
$21.6
2002 $19.0
2001 $16.7
2000 $14.9
1999 $12.5
1998 $10.5
1997 $9.3
1996 $8.6
1995 $7.9
1994 $6.1
1993 $5.7
0 5.0 10.0 15.0 20.0



Diluted Net Income Per Share(1)
Adjusted for stock splits
$1.28
2002 $1.21
2001 $1.05
2000 $0.92
1999 $0.80
1998 $0.70
1997 $0.62
1996 $0.55
1995 $0.44
1994 $0.38
1993 $0.33
0 .30 .60 .90 1.20



Dividends Per Share(1)(2)
Adjusted for stock splits
$0.66
2002 $0.58
2001 $0.51
2000 $0.44
1999 $0.36
1998 $0.29
1997 $0.24
1996 $0.19
1995 $0.16
1994 $0.13
1993 $0.11
0 .15 .30 .45 .60



Fee Income to Total Revenues(3)
59.94%
2002 58.45%
2001 59.78%
2000 59.69%
1999 59.00%
1998 56.00%
1997 54.26%
1996 53.17%
1995 49.90%
1994 50.39%
1993 49.55%
0 30 60



Return On Assets(1)
1.91%
2002 2.10%
2001 2.03%
2000 1.95%
1999 1.97%
1998 1.96%
1997 1.87%
1996 1.75%
1995 1.53%
1994 1.50%
1993 1.39%
0 .50 1.00 1.50 2.00



Return On Equity(1)
17.95%
2002 19.69%
2001 20.1%
2000 20.1%
1999 19.3%
1998 19.2%
1997 19.8%
1996 19.5%
1995 17.9%
1994 17.5%
1993 16.8%
0 5.0 10.0 15.0 20.0

Synovus is a diversified financial services holding company with more than $21 billion in assets based in Columbus, Georgia. Synovus provides integrated financial services including banking, financial management, insurance, mortgage and leasing services through affiliate banks and other Synovus offices in Georgia, Alabama, South Carolina, Florida and Tennessee; and electronic payment processing through an 81-percent stake in TSYS, a global payment and transaction processor.

fine and finest
and how will we know when we've crossed it?

Net Charge-Off Ratio[1]



2003 0.36%
2002 0.33%
2001 0.30%
2000 0.24%
1999 0.29%
1998 0.37%
1997 0.38%
1996 0.32%
1995 0.38%
1994 0.44%
1993 0.50%
0
.25
.50

Non-Performing Assets Ratio[1]



2003 0.58%
2002 0.64%
2001 0.54%
2000 0.52%
1999 0.38%
1998 0.41%
1997 0.44%
1996 0.60%
1995 0.64%
1994 0.72%
1993 0.95%
0
.50
1.00

FINANCIAL HIGHLIGHTS

year ended December 31 *(dollars in thousands, except per share data)*	2003	2002	% change
Total Revenues[3]	$ 1,904,737	$ 1,726,944	10.3
Net Income	388,925	365,347	6.5
Net Income Per Share — Basic	1.29	1.23	4.8
Net Income Per Share — Diluted	1.28	1.21	5.2
Total Assets	21,632,629	19,036,246	13.4
Net Loans	16,238,855	14,264,068	13.8
Total Deposits	15,941,609	13,928,834	14.5
Shareholders' Equity	2,245,039	2,040,853	10.0
Book Value Per Share	7.43	6.79	9.4
Dividends Declared Per Share	0.66	0.59	12.1
Return on Assets	1.91 %	2.10 %	nm [4]
Return on Equity	17.95	19.69	nm
Equity/Assets	10.38	10.72	nm
Fee Income/Total Revenues[3]	59.94	58.45	nm
Net Interest Margin	4.26	4.65	nm
Allowance for Loan Losses/Loans	1.37	1.38	nm
Nonperforming Assets Ratio	0.58	0.64	nm
Net Charge-Off Ratio	0.36	0.33	nm
Provision to Net Charge-Offs Multiple	1.28	1.48	nm

TEAM MEMBERS

year ended December 31	2003	2002	% change
Financial Services	6,402	6,013	6.5
TSYS	5,743	5,399	6.4
Total Team Members	12,145	11,412	6.4

STOCK INFORMATION

year ended December 31	2003	2002	% change
Closing Stock Price	$28.92	$19.40	49.1
Number of Shares Outstanding (in thousands)	302,090	300,398	0.6
Annual Shares Traded (in millions)	235	177	32.8
Price/Earnings Multiple	22.59	16.03	nm
Price/Book Multiple	3.89	2.86	nm

STOCK OWNERSHIP SUMMARY

as of December 31	2003	2002	2001	2000	1999
Shareholders (of record and beneficial owners)	82,277	79,182	66,035	65,400	61,431
Institutional	45.8 %	45.8 %	38.7 %	35.2 %	30.8 %
Institutional (excludes Synovus Investment Advisors)	29.7 %	28.8 %	25.9 %	22.3 %	17.0 %
Market Value (in billions)	$ 8.74	$ 5.83	$ 7.38	$ 7.67	$ 5.61

(1) As originally reported. 1996 information before special FDIC assessment. 1993 information before extraordinary item.
(2) Excludes dividends declared by subsidiaries before acquisition.
(3) Excluding investment securities gains (losses) and reimbursable items. 2002 excludes impairment loss on private equity investment of $8.4 million.
(4) Not meaningful.

The line is rarely seen …
Yet always perceived.



Our vision, *our passion*, is to become the finest financial services company in the world.



We're fine-tuning that inexplicable quality that pushes us into the superlative. And the line that defines the difference is neither a starting point nor the finish, but a goal we strive to exceed with every action.

Our Customer Covenant is one of the keys to achieving our Vision. Each Synovus team member commits to take 100% responsibility for offering the finest personal service and products to meet customers' needs. We believe that providing the highest possible level of sincerity, fairness, courtesy, respect and gratitude is the way to create lasting relationships with our customers.

"When we came to Columbus in 1995 to establish my medical practice, we already had four children and didn't know a soul. We needed help and advice on getting started. After interviewing several banks, we were drawn to CB&T because they were friendly, reassuring and expressed confidence in my opportunities to succeed in this community. I thought that was unique since they were just getting to know us. They set up a line of credit for us, which helped get our oldest daughter established in the school of our choice … and from mortgages to other business investment opportunities, our relationship has grown through the years.

"The best part of our relationship with CB&T is the personal service we receive. They genuinely care about what's important to us, they want to know us better, they call us by name. All of that makes a difference to us — we want to do business with a financial services company that takes the time to understand our family's growing needs."

Dr. and Mrs. Vincent Naman

Dear Shareholders,

During the past year, we spent time dissecting the word *finest* and pondering its true meaning to our company and those we serve. It's the heart of our vision statement — to be the finest financial services company in the world — and we want to have the clearest picture of what we are all striving to achieve. So we took our vision a step further and asked ourselves: *Where is that line between fine and finest . . . and how will we know when we've crossed it?*

We're focused on our vision every day.



We're in the financial services business. There is no five-star rating system, no Nobel Prize to earn. How then, out of a field of companies that seem quite similar, do you characterize the very best?

While ultimately our customers, shareholders and team members are the ones to rightfully answer that question, we know what's expected of us. To be the finest requires having the best people in the business and the best sales and service culture in the industry which results in a level of performance that keeps the needle moving upward.

Hundreds of factors and details come into play: Our commitment to Our Customer Covenant ... the way we develop and grow our team members ... our approach to solving customers' challenges ... our effectiveness at utilizing technology to make accurate decisions. We've identified an exhaustive list of opportunities and benchmarks that are essential to achieving our vision. Read further in this report, and you'll get a good overview of how we define "finest," what we must do to achieve best in class status and our progress in reaching that goal.

Many of these benchmarks involve financial indicators — and when it comes to those, we consistently lead our sector on many measures such as our return on assets.

Indicators of "finest" also come in the form of awards and rankings, such as the *FORTUNE* "100 Best Companies To Work For in America" list, where we've ranked in the top 20 for the past seven years ... and the Excellence in Information Integrity Award (given jointly by Unitech Systems, Inc. and the Information Integrity Coalition), which TSYS became the first company to receive for two consecutive years.

Examples like these offer strong evidence of our company's caliber. But there are other qualities — subtle and intangible ones — that will determine on which side of the line we fall. It's like the Stradivarius violin: No one knows precisely what gives this instrument its superior sound ... but when you hear that rich resonance, you know it's the finest of its kind. In our case, those indescribable qualities have to do with the way we run our day-to-day business ... the way we handle situations that have no precedent ... the way we treat our customers and our people, in every circumstance. Our inherent 'Culture of the Heart' will ultimately make us the finest choice in the eyes of customers and team members.

Quite frankly, this culture is what got us through these past few years. It kept us focused on our long-term plan. We've stayed the course on solid growth strategies that are positioning us for continued success — and we're seeing results. In terms of financial performance, 2003 was one of our best years ever. In absolute terms, it was a record year, with a record net income of $388.9 million, up 6.5% over 2002. The highlights for the year include the stabilization of the net interest margin, excellent loan growth and credit quality, a superlative performance by our mortgage unit, and a successful year at TSYS. Due to the net interest margin compression, our earnings growth was not as robust as what we are accustomed to or as it will be in the near future.

The biggest challenge for us in 2003 was to stabilize the net interest margin in a year when interest rates were at the lowest level they have been in 45 years. Our lenders and bank leaders did a magnificent job of rallying our team members this year as we implemented new pricing strategies. We succeeded in our efforts to stabilize the margin and reversed the declining trend in the fourth quarter, when the net interest margin increased for the first time in eight quarters.

Loan growth was another area of strength. Loans grew 13.8% for the year — 9.1% excluding acquisitions. Credit quality ended the year in a very positive fashion. The nonperforming assets ratio finished the year at .58%, the lowest level in six quarters. And past due levels are at record lows in the history of our company.

2003 was another banner year for home sales and refinancing. Our mortgage unit rose to the challenge of heavy volume and "set-in-stone" closing deadlines to grow mortgage revenues by 42%.

On the TSYS side, net income increased by 12.1% for the year. Revenues increased 10.3% to $1.05 billion, surpassing that milestone for the first time. Accounts on file increased 11.4% for the year, continuing the record of outperforming the industry. Peak-season transactions increased 17.5% over 2002, and authorization volumes exceeded one billion in three straight quarters.

Our team members performed admirably in meeting the challenges of the year. We believe we are very well positioned for 2004 and beyond, with momentum on many fronts.

Our 2004 earnings guidance, assuming the current low-interest rate environment, calls for earnings per share (EPS) growth of 8% to 10%. 2004 will be a transitional year for TSYS. Issuer consolidations, portfolio sales by certain clients, and the need to build and enhance TSYS' infrastructure to support future domestic and international growth are expected to result in TSYS' net income growth of 5% to 7%. However, we expect that the negative impact of these factors will be short-lived, and TSYS expects to return to 10%–15% EPS growth in 2005.

Our Financial Services segment has momentum on many fronts. For 2004, we are projecting a stable net interest margin, in spite of the pressures of this low-rate environment. Additionally, we are expecting loan growth of 10% to 12% and solid credit quality.

Now let me take you through key highlights and news for the year:

Financial Services

In a major development, we announced plans to open in 2004 a de novo community bank, to be named Synovus Bank of Jacksonville, in Jacksonville, Florida. As one of Florida's leading financial and insurance centers, Jacksonville is a strategic market for us. It has been on our short list for about 10 years, but we never found the right acquisition opportunity. Rather than wait indefinitely to buy an existing bank, we decided to charter and build our own. We have assembled a top-notch team led by William J. "Bill" Hammel, a 25-year veteran of the banking industry, to bring this bank to fruition. Bill and his team chose to call the new bank Synovus Bank of Jacksonville; we at the holding company took this as the highest honor.

In 2004, on the west Florida coast, we bolstered our position in the Tampa Bay area with the acquisition of Peoples Florida Banking Corporation, which has banks in Palm Harbor, Port Richey, Clearwater and Oldsmar. And in 2004, our Tennessee presence will extend westward to Memphis, as we have entered into an agreement to acquire Trust One Bank, which includes six branches in the metro area.

We had much to be proud of in 2003 in our Financial Management Services area. Despite an uncertain economy, we continued to perform well. Revenues increased by 8.8% to $64.8 million, while increasing profit margins. We also achieved our goal to add $1.5 billion in assets under management in 2003. We now have total assets under management of $14.7 billion. These results are the direct effort of our needs-based sales culture and our financial planning process, which integrate a broad range of financial services solutions for our customers.

During 2003, we converted our trust investment team into an SEC-registered investment advisory firm, Synovus Investment Advisors, Inc. SIA, along with our other investment management groups, GLOBALT, Inc. and Creative Financial Group, provide clients access to any of our solutions across various styles and asset classes including GLOBALT and Synovus branded mutual funds.

We have worked to provide an effective delivery method for Financial Management Services in priority markets within our footprint. Private Client Services supplies an experienced team of bankers, money managers, certified financial planners, trust and estate specialists and other financial professionals dedicated to providing comprehensive solutions to maximize the financial potential of high-net-worth individuals. Based upon customer feedback and the new customers acquired from competitors, our Private Client Services approach differentiates us in the marketplace.

In servicing multigenerational families, Family Asset Management (FAM) differentiates us in the marketplace. FAM provides relationship-oriented services to multi-generational families requiring high levels of expertise in financial management. In 2003, we added to our service offerings, real estate and land management, high-net-worth insurance advisory services and family leadership programs designed to facilitate inter-generational family dynamics.

TSYS

To be the finest in our business means operating efficiently and error-free. TSYS, our payments processing company, took an important step on that front by formally



The TSYS Six Sigma Team of Blake Stabler, Frank Oprandy, Jonathan Atwood and Vivian Murphy. To compete and win in the global marketplace, TSYS must perform at its optimum level. Our newly formed Six Sigma team is charged with pinpointing what our internal and external customers need, delivering solutions, managing the process and improving our operation. Our commitment to excellence involves intense team member training where individuals will advance from Green Belt to Black Belt to Champion. This specialized instruction will give team members the tools they need to better support clients through project analysis, organizational needs and keeping teams focused on reaching their goals.

implementing the Six Sigma process improvement methodology. Six Sigma will widen the gap between TSYS and its competitors.

In 2003, the company began developing a customized payments system for Bank One — the world's largest issuer of Visa cards. This continues according to schedule. This new relationship represents a major win for TSYS, and represents one of the largest conversions ever undertaken in the credit card industry. Today, TSYS services the card-processing needs for five of the world's top-10 card-issuing banks.

Mergers like Bank One and J.P. Morgan Chase & Co. — as well as that of Bank of America and FleetBoston Financial Corp. and others — have been closely monitored and we view them as opportunities. We are optimistic these events may lead to positive results for TSYS.

The industry demands new ways to generate ever-increasing value for customers. TSYS provides the most advanced technology that meets those needs every day. We have to stay flexible and work even harder to continually enhance the value of our services beyond simple transactions. Our value added services help our clients derive more value from their existing customers. And our new loyalty and debt management services established in 2003 are making us even more valuable to card issuers.

Annual reports frequently focus on past achievements, but I'd like to turn now to the future and why I firmly believe that Synovus is well on its way to becoming the finest financial services company in the world.

It is because we are a growth company — one that has the right strategies and effects positive change for shareholders, customers, communities and the industry. Growth companies don't dwell on negatives such as the state of the economy, political impasse or gloomy forecasts; instead, they are inspired by promise. When growth companies have the right foundation in place — and then stay that course — they do not fail.

Several attributes make Synovus a growth company:

- Our steadfast commitment to developing our people into leaders — not just in job title, but also in the way they serve customers, team members and their communities
- Our preference for working in teams that inspire diversity of thought
- Our needs-based sales and service culture that ensures we are providing products and services that address customer challenges and requirements ... not our own agenda
- Our Customer Covenant that codifies our commitment to serving customers to the absolute best of our ability, regardless of obstacles or what else may be on our minds
- The increasing presence and influence of TSYS in the payments processing arena, and the exciting and unlimited potential there is in electronic transactions of all kinds
- Our focus on high growth markets that are within the fastest growing regions of the country
- Our ability to make good lending decisions that result in above average loan growth and outstanding credit quality
- Our commitment to remain a great place to work
- Our Financial Management Services offerings, which combine the best financial, insurance and trust expertise with the personal service from a community bank all in one
- And a culture of trust that people can be counted on to do the right thing — no matter what the situation

This report provides for hard evidence of our plan and our progress toward becoming the world's finest financial services company. We're getting closer every day.

On behalf of all Synovus team members, we look forward to serving you in 2004.

Sincerely,

James H. Blanchard

James H. Blanchard
Chief Executive Officer

Executive Management

James H. Blanchard
Chief Executive Officer

James D. Yancey
Chairman of the Board

Richard E. Anthony
President and
Chief Operating Officer

Walter M. Deriso, Jr.
Vice Chairman

Frederick L. Green, III
Vice Chairman

Elizabeth R. James
Vice Chairman
Chief Information Officer

G. Sanders Griffith, III
Senior Executive
Vice President,
General Counsel
and Secretary

Mark G. Holladay
Executive Vice President
and Chief Credit Officer

Thomas J. Prescott
Executive Vice President
and Chief Financial Officer

Calvin Smyre
Executive Vice President
Corporate Affairs

Our pathway to finest begins at the top

In 2003, we entered the first phase of our leadership succession plan. On October 15, the Synovus Board of Directors elected Jimmy Yancey and Richard Anthony to the positions of Chairman of the Board and President/Chief Operating Officer, respectively. Jim Blanchard retains his position as Chief Executive Officer.

Jimmy, who was most recently our President and Chief Operating Officer, has been with Synovus for 45 years, and has been a driving force in our success. Richard, who was promoted from Vice Chairman, came to Synovus through the company's merger with First Commercial Bank in Birmingham, Alabama, which he helped found. His 34-year career is a study in how to operate banks the right way.

With Richard's elevation to President and Chief Operating Officer, Fred Green has been named a Vice Chairman of the company in charge of banking and mortgage services. Fred was formerly Chairman, President and CEO of The National Bank of South Carolina, our South Carolina affiliate. Fred is also actively involved in shaping industry policy as a member of the Federal Advisory Council for the Federal Reserve Board of Governors.

We also welcomed to the Synovus board of directors five new members, including Elizabeth W. Camp, President and CEO of DF Management in Atlanta, Georgia; J. Neal Purcell, retired Vice Chairman of KPMG LLP; William B. Turner, Jr., President and Vice Chairman of the W. C. Bradley Co.; Frank W. Brumley, President of the Daniel Island Company and T. Michael Goodrich, Chairman and CEO of BE&K, Inc. Robert V. Royall, a member of our Board of Directors from 1995 to 2001, returned as emeritus director following his tenure as U.S. Ambassador to Tanzania. We are honored to have these distinguished business and community leaders on our team.

Like Synovus, TSYS also made changes to its leadership team. The Board of Directors elected Phil Tomlinson as Chief Executive Officer and Troy Woods as President and Chief Operating Officer. Rick Ussery, formerly CEO, will continue as Chairman of the Board and an active member of the TSYS executive management team. Phil, who has been with TSYS since its founding in 1983, will be responsible for the company's vision, strategic direction and will have ultimate fiduciary responsibility for the company's performance. As President and COO, Troy — who has spent 24 years with TSYS and Synovus — will manage the day-to-day operations and execution of the company's strategies.


IT TAKES ONE FULL YEAR TO MAKE A STEINWAY PIA
WITH THE WAIT INDEED
HERE ARE 120 TECHNICAL PATENTS AND INNOVAT
BEHIND THE RICH STEINWAY SO

Performance
that hits the high notes

5-YEAR OLD STEINWAY GRAND COMMANDS A PRICE 2.5 TIMES HIGHER THAN ITS ORIGINAL COST, AND THE COMPANY ENJOYS A 95% MARKET SHARE IN CONCERT HALLS.

Measure your company to a standard, not only a price. Constantly find ways to improve. Never compromise quality ... for anything. The principles that built a 150-year-old icon strike a chord with us.

Few brands in American business have the cachet of Steinway. There's a reason pianists like John Springer love sitting down to one. "It's the best of the best," says John. "The sound rings superior."

This Synovus Mortgage branch manager has tickled the ivories all across America — from private parties at the Grand Ole Opry to the Las Vegas Tropicana. Yet it's the Steinway, not the stage, that provides the rush.

When it comes to performance, we aspire to make our mark in the financial services industry. There are roughly 12,000 parts in each Steinway, and roughly 12,000 team members at Synovus. It's apparent that it takes individuals working as a team to achieve the finest harmony.

Synovus is a traditionally strong performer in many categories. Over the past two decades, our banks have consistently performed at the higher levels of the industry. TSYS has achieved an outstanding track record for successful conversions of account portfolios. We've collectively earned recognition as one of America's "100 Best Companies To Work For" and our leaders have received industry accolades for their achievements: CEO Jim Blanchard has been recognized as "Georgian of the Year" and he and Executive Vice President of Corporate Affairs Calvin Smyre made the list of "100 Most Influential Georgians" by *Georgia Trend* magazine; Vice Chairman and CIO Lee Lee James was named among the "25 Most Powerful Women In Banking" by *U.S. Banker* magazine and Mike Padalino, President and CEO of Synovus Mortgage, was named to the Residential Board of Governors of the Mortgage Bankers Association (MBA) of America.

But we aspire to do even better, because we know we can. Our company is in its strongest position ever for future growth. We're entering high-growth bank markets and making it easier

DEFINING THE FINEST:
Performance

We believe that to be the finest financial services company in the world, we must:

- Perform at the top of the industry;
- Provide exceptional shareholder value and performance;
- Develop diversified, balanced sources of revenue;
- Maintain an aggressive growth strategy;
- Ensure the ability to fund growth, pay full incentives and preserve our commitment to every community we serve.

than ever for customers to access our complete range of financial services and expertise. TSYS is expanding across the globe, identifying new opportunities to generate greater value for our clients across the entire payments spectrum. Did you know that in 2004, electronic payment transactions are expected to outnumber checks? Our newly formed Synovus Payments Council is leading this charge by aggressively planning for new revenue opportunities as consumers change the way they do business. We're doing more than ever to develop our team members and provide the skills they need to live up to the promises of Our Customer Covenant.

Physically, we're in terrific shape. Like the magnificent Steinway, we have all the tools and parts to become a legendary instrument of financial services. But to be the finest, we must hit five key notes:

We must perform at the top of our industry. In 2003, we achieved a return on assets (ROA — a key measure of financial performance) of 1.91% — once again placing us in the top 10 of the nation's largest 100 banks.

In 2004, we aim to be a leader in our industry on many fronts, including loan growth, credit quality and fee income growth.

Areas of special focus include:

Increasing non-interest income through products that will boost revenue. We must offer our customers the finest products and services that best respond to their needs.

Increasing assets under management through Financial Management Services. Our long term goal is for this to be twice the assets of our banks.

Powering up our consumer marketing strategy so that we become more of a household name. We have tremendous potential to get more business through loans, credit cards, home equity lines, packaged accounts and mortgages, an area where we've performed exceedingly well.

We want to return exceptional shareholder value and performance. When we accomplish these targets, we believe the market will reward our shareholders accordingly and bring us ever closer to our goal of being the finest.

Of course, we cannot be the finest unless we completely satisfy the customer. We continued our customer surveys in 2003, and received a respectable 9.2 score out of a possible 10. These surveys gauge how well we're living up to Our Customer Covenant through sincerity of bank personnel, fairness of our policies, the effectiveness of our product and service mix and other measures. We're striving to achieve a 9.5 score or better.

We will develop diversified, balanced sources of revenue. We've built our company to do exactly that.

One of Our Finest: Dorothy Broadnax, CB&T Russell County

When you look up the definition of performance in the dictionary, you might see Dorothy Broadnax's picture next to it. She is consistently named one of Synovus' Sales Superstars. Starting her career with Synovus as a Teller for CB&T of Russell County, today she is the Assistant Branch Manager and Customer Service Representative for the bank.

But what makes Dorothy so successful with her customers? "I love my job and the people I serve," she says with an infectious smile that makes you feel good. Her tips for others who want to be top sales performers don't come on a scorecard, but from her heart. Dorothy says personally getting involved, loving what you do and loving the company you work for are the ingredients to succeed. "It's all about Our Customer Covenant. You have to be committed to meeting the customer's needs by offering the finest personal service and products. If I do that, I know I've built a strong relationship that will last."





Pianist John Springer didn't attend Juilliard or Eastman; in fact, he has no formal music training at all. Yet when people happen upon him performing at Amelia Island's Beech Street Grill, they're often so inspired by his talent that they're moved to act: Celebrities Billy Joel and Robin Williams have joined him onstage. And he is frequently invited to perform at business conferences all over the country. "I believe that giving a top-notch performance means doing the best you can with what you have — while always striving to know and do more," says John, a Synovus Mortgage Branch Manager. "If someone requests a song that I don't know, I guarantee that the next time they come in here, I'll know it."

Through banking and financial management services and TSYS, we have the opportunity to grow parallel lines of business, yet benefit from not having all our eggs in one basket should one segment experience a downturn.

We will maintain an aggressive growth strategy. By expanding into new and existing high growth markets, deepening customer relationships and focusing on developing our people, we will drive revenue growth. An increased emphasis on team member sales training will be essential to supporting our growth strategies as will the use of enabling technology to create process efficiencies and cost reduction.

We must ensure our ability to fund growth, pay full incentives and preserve our commitment to every community we serve. In addition to paying our full 7% Money Purchase Pension, we also want to pay the maximum 7% profit sharing contributions to deserving team members totaling 14% of their salaries. We expect a lot from our team members; they give us their energy, time and focus, and we want to reward them for the company's success.

Our team members also do some amazing things in their communities, spending innumerable hours of their free time building homes, cleaning up rivers, feeding the hungry, helping the homeless get on their feet. We support them by making it possible to give their time during work hours. We also support communities by lending not only our money and time, but our professional expertise wherever possible. Wherever there's a need, our people are usually the first to step up. We sing their praises.

An approach to sales and service that aims for the stars

THE MOBIL FIVE-STAR AWARD, THE SYMBOL OF FINEST IN THE HOTEL INDUSTRY, IS AWARDED TO PROPERTIES THAT CONSISTENTLY AND PROACTIVELY RESPOND TO CO

Cater to the customer's every need. Anticipate their wants intuitively. We've borrowed from the rule book of five-star resorts.

To delight thousands of customers is something of an art.

You could say Bill Jones and his family are masters at it. They have built a vacationer's paradise. The Lodge at Sea Island is an enclave on the Georgia coast legendary for delivering service that befits royalty.

Now we ask: If customers get the five-star treatment in fun and leisure, shouldn't they get the same when it comes to financial services?

Absolutely. That's why we're working to provide our customers the finest service levels, the finest products, the finest solutions in the industry. It seems like a lofty expectation — but we believe we're getting closer and closer every day to crossing that fine line into the superlative. Here are five ways we measure our progress:

We start with Our Customer Covenant. It's the foundation of how we do business. In a nutshell, Our Covenant affirms our commitment to offer the finest personal service and products, and deliver them via caring team members who will take 100% responsibility for meeting the needs of each customer. This isn't lip service. We take these principles to heart — in fact, each of our 12,000 team members signed a pledge to live them every day.

Defining the Finest: Sales and Service

We believe that to be the finest financial services company in the world, we must:

- Embrace and embody Our Customer Covenant;
- Provide the best products, services and channels utilizing competitive and enabling technology;
- Deliver a proactive, consultative, needs-based sales approach;
- Create and execute aggressive, growth-oriented sales plans that lead to results;
- Offer a customer experience that reflects an "easy-to-do-business-with" attitude and exceeds the standard for each market segment.

We strive to offer the best products, services and channels — and drive them through competitive enabling technology. This means making our service as convenient as possible. For example, we've integrated financial manage-



R'S NEEDS, DEMONSTRATE A COMMITMENT TO EXCELLENCE AND DO SO WITH GRACE AND PERSEVERANCE. IN 2003, THE LODGE AT SEA ISLAND EARNED THIS MARK OF DISTINCTION.

ment services with banking services to ensure customers can get just about every financial need through one local banking relationship — whether it's a checking account, investment advice, a mortgage loan, insurance or a trust account. We've bolstered our professional teams with more experienced and credentialed people to provide expert advice and guidance through all stages of a customer's life and/or business. Think of us as the intersection of Wall Street and Maple Avenue; our customers get the same services as any major financial services firms, but we're local and more personal.

We're also taking the first step to making investments in technologies that gracefully connect customers to services. In late 2004, we will go live with phase one of S-Link, our robust banking platform. S-Link will eliminate redundancy by providing a seamless "view" of our customers, and the Synovus services they use. Team members will be able to see, at a glance, the pertinent details about the customer's relationship with us, streamlining the customer service process and making cross-selling more effective. Customers don't want to repeat themselves over and over; and we're making sure that does not happen.

For bank and retail card issuers, the value of TSYS is no longer confined to back-end payment processing. The company's value added services help clients reduce their risk of exposure through more precise target marketing and fraud protection tools. In 2003, an independent consultant compared TS2 to other systems and reported up to a 25% improvement in acquiring and retaining cardholders, a 40% improvement in capturing greater value from existing cardholders and a 30% improvement in operating efficiencies. TSYS also helps issuers customize card offers for their customer's individual needs and lifestyles. Of course, reporting and analysis of card activity is equally critical to the issuer's success; TSYS helps here by providing technology that turns ordinary transaction data into valuable business intelligence.



Geographically, they sit on opposite sides of Georgia. But when it comes to their service philosophy, Synovus and the Sea Island Company are 100% in line. "Synovus has the same commitment to world-class service that we do here at The Lodge at Sea Island," says Bill Jones III, Chairman and CEO of the Sea Island Company. "The Sea Island Company is a customer of The Coastal Bank of Georgia, a Synovus affiliate bank, and we see that commitment first hand. Our industries couldn't be more different, but there's a great deal of synergy between our organizations. We take a very similar approach to meeting customer needs. It all comes down to people: putting the right people in place, and giving them the tools, products and services they need to exceed customer expectations."

We take a proactive, consultative, needs-based approach to sales. "Product of the week" marketing promotions are for meeting company quotas, not customer needs. Instead, our needs-based approach is about looking at our customers individually and matching their unique requirements to the products and services that fit them best. Team members undergo thorough sales training to become consultative advisors, skilled at assessing customer needs at every stage in the lifecycle. In 2003, we boosted this strategy by creating Relationship Solutions whereby multiple products are bundled for specific customer groups — such as affluent households or seniors — in a way that makes them easy to sell, easy to price and easy to open. We also established a Sales Excellence Council of sales leaders from across the company to direct sales efforts. And in 2004, every one of our affiliate bank CEOs will go through sales leadership training.

The numbers show that our sales culture works: Since starting this strategy three years ago, we've increased services per household from 1.94 to 2.96 and we've exceeded our annual sales goals last year for credit cards, leasing, mortgage, trust, brokerage and insurance.

We create and execute aggressive, growth-oriented sales plans that lead to results. We're constantly growing and expanding into high-growth areas and offering new products and services. We're continually analyzing new and existing markets to determine how to best meet changing customer needs. We're now entering high-growth markets such as Savannah, Jacksonville, Memphis and Chattanooga, while looking at healthy niche opportunities within existing markets. For example, our banks in Rome and Peachtree City, both in Georgia, have had terrific success targeting the large medical and legal practices in their locales.

While the majority of our banks' total revenue comes from commercial business, our consumer growth opportunities are significant. For example, consumer loans represent only 17% of our loan portfolio. With more than 270 bank branches in our affiliate network, the potential here is gigantic. Additionally, our newly-created Consumer Strategy Task Force is in the process of designing the "branch of the future," evaluating everything from the look and feel of the branch to the products offered to our customers and small businesses to the skill set of the team members. We feel that we have a tremendous opportunity to position our branches as engines of growth for our company.

In our 15 largest markets, our Private Client Services group will be the new model for how we bring the full range of long-term services to consumers. This will give consumers one point of access to a broad range of professionals who can help with any need.

Also in 2004, our company is charged through legislation to implement the "Check Clearing for the 21st Century Act," referred to in the industry as Check 21. Regulated by the Federal Reserve, all financial institutions must be able to receive and process substitute checks, also known as Image Replacement Documents, by October 28, 2004. As a by-product of this regulation, it is expected that check images will ultimately be electronically exchanged between financial institutions. In late 2004, our Operations Division plans to pilot an image exchange process that will allow us to receive and deliver check images electronically. When image exchange becomes widespread, it will reduce transportation expenses, improve check collection times, and mitigate risk and fraud exposure, while improving the overall efficiency of the nation's payment system.

We aim to offer an "easy-to-do-business-with" experience — and exceed the standard in each market segment. Whether the need is a payment solution, a financial service, a data management tool, or a faster, more convenient service, we're always thinking ahead of our customers to add new value.

One of Our Finest: Cristina Richards, Columbus Bank and Trust Company



Nuestro Compromiso
de Servicio al Cliente

In 1989, Cristina packed up her two young children and moved from the Republic of Panama to America seeking new opportunities. Not knowing the language, she quickly learned to speak English and CB&T hired her as a Customer Service Representative for the bilingual community at Fort Benning.

Today, Cristina supports the Hispanic community through the Community Resource Center, which focuses on the growth and development of minority consumers and businesses. Her job entails speaking on Hispanic radio stations and interviewing with the Hispanic press to better support the communities. But her standards for service go far beyond finances. "I want to help our community grow," Cristina adds. "I want to serve those who have the same needs I once had and CB&T empowers me to do that."



THE CONGRESSIONAL MEDAL OF HONOR, BESTOWED BY THE PRESIDENT OF THE UNITED STATES IN THE NAME OF CONGRESS TO MEMBERS OF THE ARMED SERVICES, IS THE NATION'S HIGHEST AWARD FOR VALOR IN ACTION AGAINST AN ENEMY FORCE. AS OF FEBRUARY 2004, ONLY 3,459 OF

Our people show their mettle every day

DALS HAD BEEN AWARDED AND THERE WERE JUST 132 LIVING RECIPIENTS OF THE MEDAL, WHICH WAS INITIATED DURING THE LINCOLN ADMINISTRATION IN 1862.

Trust in one's own faith and values. Courage to face the unknown. The will to serve the greater good. This is what heroes are made of.

Michael Novosel is exceptional. It takes remarkable character to risk one's own life to save a stranger's. The retired Chief Warrant Officer, while assigned to the U.S. Army's 68th Medical Group, flew medical rescue missions under intense battle fire during the Vietnam War. He was awarded a Congressional Medal of Honor for doing it.

And yet he says he's not a hero, that he was just doing his job.

In Michael's view, the true mark of 'finest' isn't necessarily a dramatic rescue or dangerous mission. It's about being reliable and dedicated and constantly going the extra mile to ease someone else's burdens. To him, being the finest is as much about deftly managing the routine as dramatically achieving the remarkable.

It's no surprise that Michael has banked with Synovus for 31 years. Our people don't save lives, but they take care of the customers they serve through their everyday actions.

It's cliché, but true: People are the fabric of this company. Products and innovation alone won't make us the finest in our business. This is why Synovus is committed to the growth and development of our team members. "Our people make the difference," says Synovus Chief People Officer Stephanie A. Alford. "Our success is ultimately in each of our team members' hands. We want to ensure we actively value the worth of each individual and focus on putting the right people, in appropriate numbers, in the right jobs. When we do this we are better able to develop and reward those top performers who focus daily on making Synovus the finest." Here's how we're working to do that:

We're focused on attracting and retaining a world-class, diverse workforce. To attract the best people, we need to offer the best benefits and competitive pay. We aspire to provide team members affordable, comprehensive health-

Defining the Finest: People

We believe that to be the finest financial services company in the world, we must:

- Attract and retain a world-class, diverse workforce;
- Provide opportunity for every individual to reach his or her potential;
- Expect, reward and recognize great individual and team performance;
- Sustain our reputation as a Great Place to Work.

care coverage, wellness opportunities through annual health assessments, skin cancer screenings, flu vaccinations, discounts to fitness facilities, as well as support for adoption and volunteering in the community. We're constantly assessing our positions across our organization and the market to ensure our team members are paid fairly for the work they do.

We're committed to helping every team member reach his or her potential. Once team members come on board, we invest a great amount of time on talent management throughout their careers. We have a comprehensive program in place to identify, retain and grow future leaders.

Tools like our RIGHT STEPS performance evaluation and management process ensure that individuals follow the most appropriate career paths for their skills and goals. Goals are clearly defined by team members and their managers, and progress is measured regularly throughout the year.

Training is crucial, and whatever team members need to be the finest in their jobs — whether that means product and sales training, industry licensing, equipping team members to serve diverse customers, web-based courses — we make sure we have it. In 2003, we implemented iLearn, a learning management system that makes it easy for individuals to find courses, enroll, and manage their entire corporate education process — right down to satisfying course credits.

In Financial Services, we recently introduced Neighborhood Training to help our team members better understand and address the subtleties of our local markets. We put dedicated trainers in affiliate bank communities, enabling them to work closely with each individual bank so it can best meet the needs of its own neighborhood. Sales training increased momentum in 2003 with our newly formed Sales Excellence Council and will continue to be a major focus in the coming year.

Empowerment is a key theme in our training. In a service company, solutions are not always clear-cut — so part of our training aims to help team members become more comfortable assessing 'gray areas' and making on-the-spot decisions to meet customer needs. Our decentralized operating model is a major strength and our team members need to feel secure in making certain decisions on the local level.

In terms of building leaders, our Leadership Institute sets the bar for excellence. It's an ongoing, in-depth process — much of it held offsite — that teaches both emerging and seasoned leaders how to live the Synovus values ... exhibit our vision company-wide ... effectively manage the business ... and make others (customers and fellow team members alike) successful. Participants learn not only from our own senior managers, but also from like-minded organizations

One of Our Finest: Alan Adams, TSYS

Treating each other the way we want to be treated is a philosophy that Alan Adams, a Systems Software Analyst at TSYS puts into action every day. Before work, he can be spotted on the Columbus Riverwalk feeding, clothing and spending time with the homeless. It's called the Streetlight Outreach Program. "We see around 20 to 60 people daily," says Alan. "We serve breakfast, talk and meet any needs that we can." Over the last two years, the Streetlight program has assisted those who need food, clothing, medical assistance, transportation and job placement.

The Streetlight team asks for nothing in return. Their satisfaction comes from knowing someone's needs have been met with compassion and understanding. "Our belief about people relationships is simple," says Alan, "You have to really listen, connect and value the worth of each individual. It's about respect and love ... unconditional love."





"When other people think of 'finest,' they think of the peaks. But to me, 'finest' can mean nothing more than the everyday maintenance of superior service. It's the absence of glitches that can make you have a fine day. When I go into CB&T of Southeast Alabama, I know they are going to take care of me. I know that if I have a question or a problem to solve, they are going to ease the burden. Seeing the Synovus sign is like seeing the international Red Cross symbol: you know that behind it is an organization of dedicated people who are there to help." — Chief Warrant Officer Four (Retired) Michael Novosel, United States Army, Congressional Medal of Honor recipient, and 31-year customer of Community Bank and Trust of Southeast Alabama, a Synovus affiliate.

such as the Goizueta Business School of Emory University.

These are just a few of the initiatives and programs we have in place to help great team members exceed their own expectations.

We expect, reward and recognize great individual and team performance. This takes many different forms, from cash rewards to dinners out. We want dedicated team members to know they are appreciated. For example, in addition to awards that focus on great leadership, our annual WINGS (Winners Identifying Needs Generating Sales) banquet allows the company to lift up the best of the best sales performers throughout our different lines of business. These are individuals who have developed customer relationships which result in sustained growth for our companies. We also salute TSYS team members with our "Standing Tall Award." This individual goes above and beyond the scope of their job to produce outstanding results for the company. Whether it's customer service, solving a problem or developing a new idea, we value the worth of each individual.

We strive to be a Great Place To Work. That's what it takes to maintain the finest workforce in the industry. Through the years, we've worked hard to establish a great reputation. To be on these lists is a great honor, and thousands of companies would love to be in our position. But we can always do more. This year *FORTUNE* magazine ranked Synovus #20 on its annual list of "100 Best Companies To Work For In America." This is a move from our previous positions in the Top 10 for the last several years. We are not defined by this list; however, we do use it to gauge ourselves and keep us always reaching for our optimum potential, to be the finest servants to our shareholders, customers and our dedicated team members.

We are commited to exploring new ways to better serve those who serve our customers so well.

Board of Directors



Daniel P. Amos
Chairman of the Board
and Chief Executive Officer
AFLAC INCORPORATED



Richard E. Anthony
President and Chief Operating Officer
SYNOVUS
Chairman of the Board
FIRST COMMERCIAL BANK



Joe E. Beverly
Chairman of the Board
COMMERCIAL BANK
Vice Chairman of the Board (Ret.)
SYNOVUS



Richard H. Bickerstaff*
Manager
BROKEN ARROW LAND COMPANY LLC



Lovick P. Corn*
Advisory Director
W. C. BRADLEY CO.



Walter M. Deriso, Jr.**
Vice Chairman
SYNOVUS
Chairman of the Board
SECURITY BANK AND TRUST COMPANY



C. Edward Floyd, M.D.
President
FLOYD MEDICAL ASSOCIATES, P.A.



Gardiner W. Garrard, Jr.
President
THE JORDAN COMPANY



John P. Illges, III
Senior Vice President (Ret.)
THE ROBINSON-HUMPHREY
COMPANY, INC.



Elizabeth R. James**
Vice Chairman
Chief Information Officer
SYNOVUS



Alfred W. Jones III
Chairman of the Board
and Chief Executive Officer
SEA ISLAND COMPANY



Mason H. Lampton
President and Chief Exeutive Officer
STANDARD CONCRETE PRODUCTS



J. Neal Purcell
Vice Chairman – Assurance (Ret.)
KPMG LLP



Robert V. Royall*
Former U.S. Ambassador to Tanzania
Chairman of the Board (Ret.)
THE NATIONAL BANK OF
SOUTH CAROLINA



Dr. Melvin T. Stith
Dean of the College of Business
FLORIDA STATE UNIVERSITY



Loyce W. Turner*
Chairman of the Board
FIRST STATE BANK AND TRUST COMPANY

**Emeritus Director*
***Advisory Director*



James H. Blanchard
Chief Executive Officer
Synovus
Chairman of the Executive Committee
TSYS



Richard Y. Bradley
Attorney at Law
Bradley & Hatcher



Frank W. Brumley
President
Daniel Island Company



Elizabeth W. Camp
President and Chief Executive Officer
DF Management, Inc.



Frederick L. Green, III**
Vice Chairman
Synovus
Chairman of the Board
The National Bank of South Carolina



Roy M. Greene, Sr.*
Chairman of the Board and President
Greene Communications, Inc.



T. Michael Goodrich
Chairman of the Board and
Chief Executive Officer
BE&K, Inc.



V. Nathaniel Hansford
President
North Georgia College
and State University



John L. Moulton*
Vice Chairman of the Board
Security Bank and Trust Company
President
Moulton, Lane and Hardin, Inc.



Elizabeth C. Ogie
Private Investor



John T. Oliver, Jr.*
Vice Chairman of the
Executive Committee (Ret.)
Synovus
Chairman of the Board
First National Bank of Jasper



H. Lynn Page
Vice Chairman of the Board (Ret.)
Synovus
Columbus Bank and Trust Company
TSYS



William B. Turner*
Chairman of the
Executive Committee (Ret.)
Advisory Director
W. C. Bradley Co.



William B. Turner, Jr.
President and
Vice Chairman of the Board
W. C. Bradley Co.



George C. Woodruff, Jr.*
Real Estate and Personal Investments



James D. Yancey
Chairman of the Board
Synovus
Columbus Bank and Trust Company

THE SYNOVUS FAMILY OF COMPANIES

AFFILIATE BANKS

Regional CEO

Thomas A. Broughton, III
Birmingham, Alabama

Affiliate Banks

BIRMINGHAM, AL
First Commercial Bank
Thomas A. Broughton, III,
Chairman & CEO
firstcommercialbank.com

HUNTSVILLE, AL
First Commercial Bank
Charles E. Kettle, President & CEO
fcb-hsv.com

JASPER, AL
First National Bank of Jasper
L. Gwaltney McCollum, Jr.,
President & CEO
fnb-jasper.com

MONTGOMERY, AL
Sterling Bank
W. Alan Worrell,
Chairman, President & CEO
sterlingmontgomery.com

PHENIX CITY, AL
CB&T Bank of Russell County
Ronald J. Smith, President & CEO
cbtrc.com

TUSCALOOSA, AL
Bank of Tuscaloosa
James B. Flemming, Chairman & CEO
bankoftuscaloosa.com

MEMPHIS, TN
Trust One Bank*
James P. Farrell
Chairman, President & CEO
trust1bank.com

NASHVILLE, TN
The Bank of Nashville
J. Hunter Atkins, President & CEO
bankofnashville.com

CARROLLTON, GA
Citizens Bank & Trust of West Georgia
James A. Gill,
Chairman, President & CEO
cbtwga.com

LAGRANGE, GA
Commercial Bank and Trust Company
Robert L. Carmichael, Jr.,
President & CEO
combanktrust.com

Regional CEO

Charles W. Garnett
Columbia, South Carolina

Affiliate Bank

COLUMBIA, SC
The National Bank of South Carolina
Charles Garnett, President & CEO
nationalbanksc.com

Regional CEO

Donald D. Howard
Alpharetta, Georgia

Affiliate Banks

ALPHARETTA, GA
Bank of North Georgia
Donald D. Howard, President & CEO
banknorthgeorgia.com

COVINGTON, GA
First Nation Bank
Stephen C. Wood, President & CEO
firstnationbank.com

DOUGLASVILLE, GA
Citizens & Merchants Bank
James H. Mathis, President & CEO
citizens-merchantsbank.com

MARIETTA, GA
Charter Bank and Trust
Ronald H. Francis, President & CEO
charterbank-trust.com

NEWNAN, GA
Bank of Coweta
D. Steven Stripling, President & CEO
bankofcoweta.com

PEACHTREE CITY, GA
Peachtree National Bank
W. Ronald Duffey, President & CEO
pchnb.com

TUCKER, GA
Mountain National Bank
J. Randall Carroll, President & CEO
mountainnational.com

Regional CEO

Frederick D. Jefferson
Thomasville, Georgia

Affiliate Banks

FERNANDINA BEACH, FL
First Coast Community Bank
James M. Townsend, President & CEO
fccbank.com

JACKSONVILLE, FL
Synovus Bank of Jacksonville*
William J. Hammel, President & CEO

TALLAHASSEE, FL
The Tallahassee State Bank
W. Booker Moore, III, President & CEO
talstatebank.com

ALBANY, GA
Security Bank and Trust Company
Mark J. Lane, President & CEO
securitybank-albany.com

AMERICUS, GA
Sumter Bank & Trust Company
Randolph B. Jones, Jr., President & CEO
sumterbank.com

BRUNSWICK, GA
The Coastal Bank of Georgia
J. Keith Caudell, President & CEO
coastalbankofga.com

THOMASVILLE, GA
Commercial Bank
Frederick D. Jefferson, CEO
bankcb.com

TIFTON, GA
First Community Bank
John M. Davis, President & CEO
firstcommunbanktifton.com

VALDOSTA, GA
First State Bank and Trust Company
David A. Durland, President & CEO
fsbtc.com

Regional CEO

James L. LaBoon
Athens, Georgia

Affiliate Banks

ATHENS, GA
Athens First Bank & Trust Company
J. William Douglas, President & CEO
athensfirstbank.com

CALHOUN, GA
Georgia Bank & Trust
Larry Roye, Chairman & CEO
gbtcalhoun.com

CHATSWORTH, GA
Cohutta Banking Company
Robert K. Walsh, Jr., President & CEO
cohuttabank.com

FORT VALLEY, GA
The Citizens Bank
F. C. Greer, President & CEO
cbfv.com

MONROE, GA
The National Bank of Walton County
Benjamin E. Garrett, President & CEO
nbwc.com

ROME, GA
Citizens First Bank
Roger F. Smith, President & CEO
citizensfirst-rome.com

STATESBORO, GA
Sea Island Bank
Wayne D. Akins, President & CEO
seaislandbank.com

WARNER ROBINS, GA
CB&T Bank of Middle Georgia
Gary R. Bishop, President & CEO
cbtbank.com

Regional CEO

Stephen A. Melton
Columbus, Georgia

Affiliate Bank

COLUMBUS, GA
Columbus Bank and Trust Company
Stephen A. Melton, President & CEO
columbusbankandtrust.com

Regional CEO

W. Luther Taylor
Pensacola, Florida

Affiliate Banks

ENTERPRISE, AL
Community Bank and Trust Company
Lamar Loftin, President & CEO
cbt-alabama.com

PALM HARBOR, FL
Peoples Bank
David W. Dunbar, President & CEO
peoplesflorida.com

PENSACOLA, FL
Bank of Pensacola
W. Luther Taylor, Chairman & CEO
bankofpensacola.com

SARASOTA, FL
United Bank of the Gulf Coast
James U. Wade, Chairman & CEO
unitedbank.com

ST. PETERSBURG, FL
United Bank and Trust
Neil W. Savage, Chairman & CEO
unitedbank.com

VALPARAISO, FL
Vanguard Bank and Trust
M. Gary Roberts, President & CEO
vanguardbank.com

MORTGAGE SERVICES

BIRMINGHAM, AL
Synovus Mortgage Corp.
Michael L. Padalino,
President and CEO
synovus.com

SYNOVUS FINANCIAL MANAGEMENT SERVICES

William G. Perkins, President
Columbus, Georgia

ATLANTA, GA
Creative Financial Group, Ltd.
Robert W. Law, CEO
cfgltd.com

GLOBALT, Inc.
Samuel E. Allen, CEO
globalt.com

COLUMBUS, GA
Synovus Securities, Inc.
Daniel A. Mallard, President
synovus.com/ssi

Synovus Investment Advisors, Inc.
Mark J. Brown, President

Synovus Trust Company
George G. Flowers, President
synovus.com/stc

Synovus Insurance Services
Carter L. Mize, President
synovusinsurance.com

TSYS

COLUMBUS, GA
Richard W. Ussery, Chairman
Philip W. Tomlinson, CEO
M. Troy Woods, President
tsys.com

*2nd Quarter 2004

Shareholder Information

Online Services

You can now purchase your initial shares online at *synovus.com*. And, Synovus now makes it easy and convenient to get current information on your shareholder account 24 hours a day, seven days a week. You will have access to:

synovus.com

View account status
Purchase or sell shares
View book-entry information
Request certificate issuance
Establish/change your PIN
View payment history for dividend
Make address changes
Obtain a duplicate 1099 tax form
Request a dividend check replacement
Receive annual meeting material electronically

General Information

General Offices
Synovus
P.O. Box 120
Columbus, GA 31902-0120
(706) 649-2311

Stock Trading Information

Synovus common stock is traded on the New York Stock Exchange (NYSE) under the symbol "SNV."

Price and volume information appears under the abbreviation "SynovusFnl" in NYSE daily stock quotation listings.

Dividend Reinvestment and Direct Stock Purchase Plan

The Synovus Dividend Reinvestment and Direct Stock Purchase Plan provides a comprehensive package of services designed to make investing in Synovus stock easy, convenient and more affordable.

To request an enrollment package for the Dividend Reinvestment and Direct Stock Purchase Plan, or for more information, **please visit us at synovus.com on the Internet** or call our automated request line at (800) 503-8903.

New investors. You can join the Plan by making an initial investment of at least $250, which includes your enrollment fee of $15.

Synovus shareholders. You can participate by submitting a completed enrollment form. If your shares are held in a brokerage account, you must first register some or all of your shares in your name.

Dividend Reinvestment. You can invest all or a part of your cash dividends to accumulate more shares without paying fees.

Optional Cash Investments. You can purchase additional shares by investing between a minimum of $50 at any one time and $250,000 in total per calendar year. If you wish, we can withdraw funds automatically from your bank account each month to purchase shares. Purchases are made weekly or more often if volume dictates. Fees are lower than those typically charged by the financial services industry.

Safekeeping. You can deposit your certificates with us for safekeeping at no cost to you. You can request a certificate anytime at no cost.

Gifts and transfers of shares. You can make gifts or transfers to others.

Sale of shares. You can sell some or all of your shares when you want at fees lower than those typically charged by the financial services industry. Shares are sold weekly or more often if volume dictates.

Ratings

Synovus: Long-Term Debt Senior, Standard and Poor's rates A, Moody's A2 and Fitch A.

Columbus Bank and Trust Company: Short-Term Certificates of Deposit, Standard and Poor's rates AI, Moody's P1 and Fitch F1; Long-Term Certificates of Deposit, Standard and Poor's rates A+, Moody's A1 and Fitch A.

Form 10-K

A copy of the Company's 2003 Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available at no charge upon written request to Investor Relations at the address below.

Notice of Annual Shareholders' Meeting

10:00 a.m. Eastern time, April 22, 2004, in the Bill Heard Theater at the Columbus RiverCenter. Join our annual shareholders' meeting from your home or office via a live Webcast on the Internet. Log on to *synovus.com*.

For Further Assistance

Investor Relations

Analysts, investors and others seeking additional financial information not available at *synovus.com* should contact:

Patrick A. Reynolds
Senior Vice President, Director of Investor Relations
SYNOVUS
P.O. Box 120
Columbus, GA 31902-0120
(706) 649-5220 • Fax: (706) 644-8065
email: snvir@synovus.com

Shareholder Services

Current shareholders requiring assistance should contact Mellon Investor Services as listed below:

Regular Mail	P.O. Box 3315 South Hackensack, NJ 07606-1915
Registered Mail or Overnight Delivery	85 Challenger Road Ridgefield Park, NJ 07660
Telephone Inquiries	1-800-503-8903

Cautionary language regarding forward-looking statements: This annual report to shareholders contains forward-looking statements, which by their nature involve risks and uncertainties. Please refer to Synovus' Annual Report on Form 10-K filed with the Securities and Exchange Commission for information concerning forward-looking statements, under the caption "Safe Harbor Statement," and for a description of certain factors that may cause actual results to differ from goals referred to herein or contemplated by such statements.

TO AMERICA'S

FINEST

THANK YOU

To all those who serve
our country in the armed
forces and their families,
we say thank you.

www.synovus.com
P.O. Box 120 • Columbus, Georgia 31902